

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of November 30, 2020

The principal balances and results accumulated for the period ending November 2020 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	**Ch$ million**
Cash and deposits in banks	2,329,566
Interbank loans, net	5,217
Loans and accounts receivables from customers, net	33,731,871
Total investments	6,230,872
Financial derivative contracts	9,060,103
Other asset items	3,567,719
Total assets	**54,925,348**

Principal liabilities	**Ch$ million**
Deposits and other demand liabilities	13,904,246
Time deposits and other time liabilities	10,972,959
Financial derivative contracts	8,897,449
Issued debt instruments	8,380,523
Other liabilities items	9,196,672
Total equity	3,573,499
Total liabilities and Equity	**54,925,348**

Equity attributable to:	
Equity holders of the Bank	3,489,817
Non-controlling interest	83,682

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	**Ch$ million**
Net interest income	1,453,355
Net fee and commission income	241,757
Result from financial operations	139,395
Total operating income	**1,834,507**
Provision for loan losses	(474,670)
Support expenses	(703,181)
Other results	(64,942)
Income before tax	**591,714**
Income tax expense	(124,953)
Continued operations result	**466,761**
Discontinued operations result	**-**
Net income for the period	**466,761**

Attributable to:	
Equity holders of the Bank	462,541
Non-controlling interest	4,220

As of November 30, 2020, Banco Santander-Chile has constituted additional provisions with a charge to results in the line Provision for loan losses of Ch$85,000 million (before taxes).

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

MIGUEL MATA HUERTA
Chief Executive Officer


Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 30 de noviembre de 2020

A continuación se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de noviembre de 2020 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.329.566
Adeudado por bancos	5.217
Créditos y cuentas por cobrar a clientes	33.731.871
Inversiones totales	6.230.872
Contratos de derivados financieros	9.060.103
Otros rubros del activo	3.567.719
Total Activos	**54.925.348**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	13.904.246
Depósitos y otras captaciones a plazo	10.972.959
Contratos de derivados financieros	8.897.449
Instrumentos de deuda emitidos	8.380.523
Otros rubros del pasivo	9.196.672
Total patrimonio	3.573.499
Total Pasivos y Patrimonio	**54.925.348**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	3.489.817
Interés no controlador	83.682

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingreso neto por intereses y reajustes	1.453.355
Ingreso neto de comisiones	241.757
Resultado de operaciones financieras	139.395
Total ingresos operacionales	**1.834.507**
Provisiones por riesgo de crédito	(474.670)
Gastos de apoyo	(703.181)
Otros resultados	(64.942)
Resultado antes de impuesto	**591.714**
Impuesto a la renta	(124.953)
Resultado de operaciones continuas	**466.761**
Resultado de operaciones discontinuas	**-**
Utilidad consolidada del periodo	**466.761**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	462.541
Interés no controlador	4.220

Al 30 de noviembre de 2020, Banco Santander-Chile ha constituido provisiones adicionales con un cargo a resultados en el ítem Provisiones por riesgo de crédito por MM$85.000 (antes de impuestos).

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

MIGUEL MATA HUERTA
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards issued by the Financial Market Commission (FMC), formerly Superintendency of Banks and Financial Institutions (SBIF). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG and which coincides with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards) and IFRS the Compendium of Accounting Standards will take precedence.

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